FORM 6-K
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                        Report of Foreign Private Issuer

                        Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934




For the month of August 2004

Commission File Number 333-7182-01

                                   CEZ, a. s.

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                 (Translation of registrant's name into English)

                                c/o Duhova 2/1444
                                 140 53 Prague 4
                                 Czech Republic

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                    (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                      Form 20-F. X...... Form 40-F.........

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                Yes ..... No X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

The following information was filed by CEZ, a. s. in Czech language with the Prague Stock Exchange as required by its rules and regulations:

IFRS Results of Operations of the CEZ Group for the six months ended June 30,
2004

The net profits of the CEZ Group rose by 58%.

According to the International Financial Reporting Standards, the CEZ Group reached net profits of CZK 7.3 billion, compared with CZK 4.6 billion for the same period last year.

The dramatic increase in profits was due primarily to an extension of the CEZ Group's consolidation unit beginning in the second quarter of 2003. As of March 31, 2003, the consolidation unit consisted of only 18 companies. In the second quarter of 2003, the consolidation unit grew to 31 companies upon addition of the regional distribution companies, and as of June 30, 2004, it had expanded to include 33 companies.

The total revenues grew by 41% to CZK 50.5 billion, and the total expenses grew by 34% to CZK 39.3 billion, up from CZK 29.3 billion last year.

On June 30, 2004, the CEZ Group consisted of 99 companies, of which 33 companies were consolidated.

GROUP CEZ
Consolidated Income Statement in accordance with IFRS
(in CZK Millions)

------------------------------------------------------------------------------------------------------------------
                                                        1-6/2003       4-6/2003        1-6/2004       4-6/2004
------------------------------------------------------------------------------------------------------------------

Revenues                                                     35 740          19 905         50 510         22 842

Sales of electricity                                         33 662          18 700         46 614         21 076
Heat sales and other revenues                                 2 078           1 205          3 896          1 766

Operating expenses                                           29 270          18 079         39 301         19 914
Fuel                                                          7 287           3 476          7 381          3 558

Purchased power and related services                          6 900           5 110         13 721          6 341
Repairs and maintenance                                       1 271             856          1 586            945
Depreciation and amortization                                 7 456           4 316          9 021          4 446
Salaries and wages                                            3 249           2 286          4 378          2 394
Materials and supplies                                        1 302             930          1 678            951
Other operating expenses                                      1 805           1 105          1 536          1 279

Income before other expense/income and income taxes           6 470           1 826         11 209          2 928

Other expenses/income                                           359             263          1 063            134
Interest on debt, net of capitalized interest                   640             556            772            342

Interest on nuclear provisions                                  835             417            985            492
Interest income                                                -166            -140           -131            -92
Foreign exchange rate losses/gains, net                      -1 190            -838            166           -418
Gain on sale of subsidiary
Other expenses/income, net                                      700             483              2            105
Income from associates                                         -460            -215           -731           -295

Income before income taxes                                    6 111           1 563         10 146          2 794

Income taxes                                                  1 567             356          2 235            547

Income after income taxes                                     4 544           1 207          7 911          2 247

Minority interests                                              -67             -67            623            213

Net income                                                    4 611           1 274          7 288          2 034
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

GROUP CEZ
Consolidated Balance Sheet in accordance with IFRS
(in CZK Millions)

----------------------------------------------------------------------------------------
                                                     As at 12/31/2003   As at 06/30/2004
----------------------------------------------------------------------------------------

Assets                                                       274 143            278 434

Fixed assets                                                 254 443            248 313

Plant in service                                             363 165            365 340
Less accumulated provision for depreciation                  150 426            158 777
Net plant in service                                         212 739            206 563
Nuclear fuel, at amortized cost                                9 574              9 207
Construction work in progress                                 10 204             11 104
Investment in associates                                      10 999             10 609
Investments and other financial assets, net                    8 642              8 678
Intangible assets, net                                         1 997              1 889
Deferred tax assets                                              288                263

Current assets                                                19 700             30 121

Cash and cash equivalents                                      4 014             11 533
Receivables, net                                               7 063              7 034
Income tax receivable                                            103                683
Materials and supplies, net                                    3 242              3 934
Fossil fuel stock                                                979                630
Other current assets                                           4 299              6 307

Shareholders' equity and liabilities                         274 143            278 434

Shareholders' equity                                         149 687            152 733

Stated capital                                                59 152             59 221
Retained earnings and other reserves                          90 535             93 512

Minority interests                                             7 893              8 632

Long-term liabilities                                         59 486             71 804

Long-term debt, net of current portion                        30 965             42 662
Accumulated provision for nuclear
decommissioning and fuel storage                              28 164             28 598
Other long-term liabilities                                      357                544

Deferred taxes liability                                      14 721             16 369

Current liabilities                                           42 356             28 896

Short-term loans                                               2 320                387
Current portion of long-term debt                              5 691              2 426
Trade and other payables                                      20 578             14 469
Income tax payable                                             3 203
Accrued liabilities                                           10 564             11 614
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

GROUP CEZ
Consolidated Cash Flow Statement in accordance with IFRS
(in CZK Millions)

----------------------------------------------------------------------------------------
                                                                1-6/2003     1-6/2004
----------------------------------------------------------------------------------------

Operating activities:
Income before income taxes                                           6 111       10 146
Adjustments to reconcile income before income taxes to net
cash provided by operating activities:
     Depreciation and amortization and asset write-offs              7 459        9 022
     Amortization of nuclear fuel                                    1 579        1 476
     Gain/Loss in fixed assets retirements                            -109         -106
     Foreign exchange rate loss (gain)                              -1 191          166
     Interest expense, interest income and dividends
     income, net                                                       279          417
     Provision for nuclear decommissioning and fuel storage            250          378
     Provisions for doubtful accounts, environmental claims
     and other adjustments                                             297         -718
     Income from associates                                           -460         -731
     Changes in assets and liabilities:                                628       -1 256
         Receivables                                                   -12        2 191
         Materials and supplies                                       -481         -253
         Fossil fuel stocks                                            -46          350
         Other current assets                                          -19         -766
         Trade and other payables                                      260       -3 467
         Accrued liabilities                                           926          689
     Cash generated from operations                                 14 843       18 794
     Income taxes paid                                              -1 548       -4 153
     Interest paid, net of interest capitalized                       -835         -817
     Interest received                                                 167          136
     Dividends received                                                411          292
Net cash provided by operating activities                           13 038       14 252

Investing activities:
Acquisition of subsidiaries, net of cash                           -11 686       -5 121
Proceeds from disposal of a subsidiary, net of cash                 12 207
and other non-current assets                                       -14 021       -8 381
Proceeds from sales of fixed assets                                    411          491
Change in decommissioning nad other restricted funds                  -439            7
Total cash used in investing activities                            -13 528      -13 004

Financing activities:
Proceeds from borrowings                                             3 607       14 120
Payments of borrowings                                              -5 034       -8 089
Proceeds from other long-term liabilities                              134          103
Payments of other long-term liabilities                                -12          -61
Dividends paid to group shareholders                                    19           19
Dividends paid to minority interests                                    -2
Acquisition/sale of treasury shares                                      9           74
Total cash provided by (used in) financing activities               -1 279        6 166

Net effect of currency translation in cash                             -38          105



Net increase/decrease in cash and cash equivalents                  -1 807        7 519
Cash and cash equivalents at beginning of period                     4 225        4 014
Effect of change in group structure on opening balance of              159
cash and cash equivalents
Cash and cash equivalents at beginning of period,                    4 384        4 014
as restated
Cash and cash equivalents at end of period                           2 577       11 533

Supplementary cash flow information
Total cash paid for interest                                         1 462        1 125
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

GROUP CEZ
Consolidated Statement of Shareholders' Equity in accordance with IFRS (in CZK Millions)

----------------------------------------------------------------------------------------------------------------
                                               Stated      Translation    Fair Value    Retained      Total
                                               Capital     Differences        and       Earnings      Equity
                                                                             Other
                                                                           Reserves
----------------------------------------------------------------------------------------------------------------
December 31, 2002, as previously reported          59 041                                   84 634      143 675
Change in accounting policy - effect of
change in group structure                                                                      686          686
January 1, 2003, as restated                       59 041                                   85 320      144 361
Net Income for period 1-6/2003                                                               4 611        4 611
Dividends declared                                                                          -2 657       -2 657
Returned dividends on treasury shares                                                            4            4
Sale of treasury shares                                10                                       -1            9
Share on equity movements of associates                                                          8            8
Change in fair value of available-for-sale
financial assets recognized in equity                                                5                        5
Gain on sale of subsidiary EEPS, net of tax                                                  7 162        7 162
Effect of acquisition of REAS on equity                                                     -3 643       -3 643
Other movements                                                                                 -2           -2
June 30, 2003                                      59 051                            5      90 802      149 858
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December 31, 2003                                  59 152              1           -81      90 615      149 687
Net Income for period 1-6/2004                                                               7 288        7 288
Dividends declared                                                                          -4 738       -4 738
Effect of acquisition of SKODA PRAHA on
equity                                                                                         404          404
Available-for-sale financial assets
removed from equity to P&L                                                          50                       50
Sale of treasury shares                                69                                        4           73
Share on equity movements of associates                                                        -21          -21
Other movements                                                       -1                        -9          -10
June 30, 2004                                      59 221                          -31      93 543      152 733
----------------------------------------------------------------------------------------------------------------

                                   Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                                          CEZ, a. s.

                                                   -----------------------------
                                                         (Registrant)

Date:  August 25, 2004

                                                         /s/ Libuse Latalova
                                                  By:---------------------------
                                                           Libuse Latalova
                                                  Head of Finance Administration